UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

CRAFT BREW ALLIANCE, INC.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

757473103

(CUSIP Number)

Thomas Larson

Anheuser-Busch Companies, LLC

One Busch Place

St. Louis, MO 63118-1852

Telephone: (314) 577-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757473103

1	NAMES OF REPORTING PERSONS Anheuser-Busch Companies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,069,047
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,069,047
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 757473103

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, this Amendment No. 15 amends the Schedule 13D dated August 22, 1995, as previously amended to the date hereof. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D (as previously amended).

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4. Purpose of Transaction.

On September 30, 2020, Craft Brew Alliance, Inc., a Washington corporation (the “Company”), and Anheuser-Busch Companies, LLC, a Delaware limited liability company (“ABC”), completed the previously announced merger of the companies. Pursuant to the terms of the Agreement and Plan of Merger, dated as of November 11, 2019 (the “Merger Agreement”), by and among ABC, Barrel Subsidiary, Inc., a Washington corporation and a wholly owned subsidiary of ABC (“Merger Sub”), and the Company, Merger Sub was merged with and into the Company (the “Merger”), with the Company surviving the merger and continuing as a wholly owned subsidiary of ABC.

On September 29, 2020, the Company filed the Articles of Merger with the Secretary of State of the State of Washington, pursuant to which the Merger became effective at 5:00 a.m., Pacific time, on September 30, 2020 (the “Effective Time”).

At the Effective Time, each issued and outstanding share of common stock, par value $0.005 per share, of the Company (the “Shares”) (other than (i) Shares owned by ABC, Merger Sub or any other direct or indirect wholly owned subsidiary of ABC, and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, and (ii) Shares with respect to which dissenters’ rights have been validly exercised in accordance with Washington law (the “Excluded Shares”)) was converted into the right to receive $16.50 per share in cash, without any interest (the “Merger Consideration”). At the Effective Time, all of the Shares that were converted into the right to receive the Merger Consideration ceased to be outstanding, were cancelled and ceased to exist.

In connection with the closing of the Merger, each then outstanding option to purchase Shares (a “Company Option”), whether vested or unvested, that was granted under one of the Company’s stock plans and that had an exercise price equal to or below the Merger Consideration was cancelled and converted into the right to receive (without interest) cash equal to the product of (i) the number of Shares subject to the Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share of such Company Option, less applicable tax withholding. Each Company Option for which the exercise price per Share was equal to or greater than the Merger Consideration was cancelled at the Closing without payment of consideration.

In addition, each outstanding restricted stock unit award corresponding to Shares (a “Company RSU Award”) was cancelled and converted into the right to receive (without interest) an amount in cash equal to the product of (i) the number of Shares subject to such Company RSU Award, multiplied by (ii) the Merger Consideration, less applicable tax withholding. To the extent outstanding at the time of the Merger’s completion, the number of Shares subject to a Company RSU Award equated to (x) 33% of the number of Shares that would be earned based on target performance for Company RSU Awards for the 2017-2019 performance cycle, and (y) 100% of the number of Shares that would be earned on target performance for Company RSU Awards for the 2018-2020 and 2019-2021 performance cycles.

On September 29, 2020, CBA requested that the NASDAQ Global Select Market (“NASDAQ”) suspend the Shares from trading effective as of the open of trading on September 30, 2020, remove the Shares from listing on NASDAQ and file with the SEC an application on Form 25 to report the delisting of Shares from NASDAQ. NASDAQ has informed CBA that on September 30, 2020, in accordance with CBA’s request, NASDAQ filed the Form 25 with the SEC in order to provide notification of such delisting and to effect the deregistration of Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). CBA intends to file with the SEC a Form 15 with respect to the Shares, requesting the deregistration of Shares under Section 12(g) of the Exchange Act and the suspension of CBA’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2020

ANHEUSER-BUSCH COMPANIES, LLC

By:	/s/ Craig Katerberg
Name: Craig Katerberg
Title: General Counsel

By:	/s/ Thomas Larson
Name: Thomas Larson
Title: Secretary